UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Acadia Healthcare Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

00404A109

(CUSIP Number)

Christopher L. Howard

Executive Vice President, General Counsel and Secretary

Acadia Healthcare Company, Inc.

6100 Tower Circle, Suite 1000

Franklin, Tennessee 37067

(615) 861-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 00404A109	Page 2 of 22

1.	Names of Reporting Persons. Joey A. Jacobs
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,031,511 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,031,511 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,511 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 3 of 22

1.	Names of Reporting Persons. Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 283,825 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 283,825 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,825 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 4 of 22

1.	Names of Reporting Persons. Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 283,824 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 283,824 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,824 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 5 of 22

1.	Names of Reporting Persons. Brent Turner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 287,458 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 287,458 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,458 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 6 of 22

1.	Names of Reporting Persons. Elizabeth Grace Turner 2011 Vested Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 103,126 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 103,126 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,126 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 7 of 22

1.	Names of Reporting Persons. William Jesse Turner 2011 Vested Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 103,126 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 103,126 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,126 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 8 of 22

1.	Names of Reporting Persons. Ronald M. Fincher
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 122,828 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 122,828 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,828 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 9 of 22

1.	Names of Reporting Persons. Ras W. Fincher II Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 28,712 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,712 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,712 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 10 of 22

1.	Names of Reporting Persons. Morgan M. Fincher Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 28,711 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,711 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,711 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 11 of 22

1.	Names of Reporting Persons. Cody C. Fincher Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 28,712 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,712 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,712 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 12 of 22

1.	Names of Reporting Persons. Jack E. Polson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 175,713 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 175,713 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,713 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 13 of 22

1.	Names of Reporting Persons. Jack E. Polson Family 2013 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 51,084 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,084 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,084 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 14 of 22

1.	Names of Reporting Persons. Christopher L. Howard
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 215,039 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 215,039 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,039 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 15 of 22

1.	Names of Reporting Persons. Danny E. Carpenter
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 48,384 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 48,384 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,384 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 16 of 22

1.	Names of Reporting Persons. Robert W. Swinson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 74,630 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 74,630 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,630 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 17 of 22

1.	Names of Reporting Persons. Fred T. Dodd, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,525 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,525 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,525 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 18 of 22

1.	Names of Reporting Persons. Randall P. Goldberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,726 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,726 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,726 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed by the Reporting Persons on February 17, 2015 as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 21, 2015 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Acadia Healthcare Company, Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged. This Amendment is being filed to report the dissolution of any group within the meaning of the Act that may have been deemed to have been formed among the Reporting Persons and other members of the Investment Group (as defined below).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Joey A. Jacobs; (ii) the Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011 (the “Jeremy Jacobs Trust”); (iii) the Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011 (the “Scott Jacobs Trust”) (iv) Brent Turner; (v) the Elizabeth Grace Turner 2011 Vested Trust (the “Elizabeth Turner Trust”); (vi) the William Jesse Turner 2011 Vested Trust (the “William Turner Trust”); (vii) Ronald M. Fincher; (viii) the Ras W. Fincher II Trust u/a/d 9/13/11 (the “Ras Fincher Trust”); (ix) the Morgan M. Fincher Trust u/a/d 9/13/11 (the “Morgan Fincher Trust”); (x) the Cody C. Fincher Trust u/a/d 9/13/11 (the “Cody Fincher Trust”); (xi) Jack E. Polson; (xii) the Jack E. Polson Family 2013 Grantor Retained Annuity Trust (the “Polson Family Trust”); (xiii) Christopher L. Howard; (xiv) Danny E. Carpenter; (xv) Robert W. Swinson; (xvi) Fred T. Dodd, Jr.; and (xvii) Randall P. Goldberg (collectively, the “Reporting Persons”).

Prior to November 1, 2016 and as a result of the Stockholders Agreement by and among the Reporting Persons, the affiliates of Waud Capital Partners, L.L.C. listed in the Schedule 13D (“Waud Capital Partners”) and the investment funds affiliated with Bain Capital Partners, LLC listed in the Schedule 13D (“Bain Capital” and collectively with the Reporting Persons and Waud Capital Partners, the “Investment Group”), the Investment Group may have been deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act with respect to the Common Stock.

As a result of the satisfaction of certain voting requirements and expiration of the right of Waud Capital Partners to restrict the transfer of shares of Common Stock held by the Reporting Persons contained in the Stockholders Agreement, any group within the meaning of the Act that may have been deemed to have been formed among the Reporting Persons and other members of the Investment Group has terminated. Any further filings with respect to securities of the Company, if required, shall be filed by each Reporting Person separately or jointly with their respective affiliates.

The Reporting Persons entered into a Joint Filing Agreement, dated August 21, 2015, a copy of which is incorporated by reference in this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(c)

Reporting Person	Occupation/Relationship to Issuer
Joey A. Jacobs	Chief Executive Officer
Brent Turner	President
Ronald M. Fincher	Chief Operating Officer
Christopher L. Howard	Executive Vice President, General Counsel and Secretary
Fred T. Dodd, Jr.	Former Chief Compliance Officer
Randall P. Goldberg	Vice President - Business Development
Jack E. Polson	Former Chief Financial Officer and Executive Vice President
Danny E. Carpenter	Former Division Chief Financial Officer
Robert W. Swinson	Former Division Chief Financial Officer

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

In compliance with the Stockholders Agreement, at the Company’s 2016 annual meeting of stockholders, the Reporting Persons, Waud Capital Partners and Bain Capital voted their shares of Common Stock in favor of a nominee to the Company’s board of directors designated by Waud Capital Partners. On November 1, 2016, the restrictions on the transfer of Common Stock by the Reporting Persons granted to Waud Capital Partners by the Reporting Persons in the Stockholders Agreement expired pursuant to the terms of the Stockholders Agreement. As a result of the satisfaction of the voting requirements and expiration of the right of Waud Capital Partners to restrict the transfer of shares of Common Stock held by the Reporting Persons contained in the Stockholders Agreement, any group within the meaning of the Act that may have been deemed to have been formed among the Reporting Persons and other members of the Investment Group has terminated. Any further filings with respect to securities of the Company, if required, shall be filed by each Reporting Person separately or jointly with their respective affiliates.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person (based on 87,500,681 shares of Common Stock outstanding as of November 2, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q, as filed with the Commission). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Joey A. Jacobs(1)	377,727	*	%
Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	283,825	*	%
Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	283,824	*	%
Brent Turner(2)	81,206	*	%
Elizabeth Grace Turner 2011 Vested Trust	103,126	*	%
William Jesse Turner 2011 Vested Trust	103,126	*	%
Ronald M. Fincher	122,828	*	%
Ras W. Fincher II Trust u/a/d 9/13/11	28,712	*	%
Morgan M. Fincher Trust u/a/d 9/13/11	28,711	*	%
Cody C. Fincher Trust u/a/d 9/13/11	28,712	*	%
Jack E. Polson(3)	124,629	*	%
Jack E. Polson Family 2013 Grantor Retained Annuity Trust	51,084	*	%
Christopher L. Howard	215,039	*	%
Danny E. Carpenter	48,384	*	%
Robert W. Swinson	74,630	*	%
Fred T. Dodd, Jr.	50,525	*	%
Randall P. Goldberg	9,726	*	%

Total for Reporting Persons	2,015,814	2.3%

*	Less than 1%
(1)	Does not reflect an additional 653,784 shares of Common Stock that Mr. Jacobs may be deemed to beneficially own as the husband of the trustee of the Jeremy Brent Jacobs GST Non-Exempt Trust U/A/D 04-26-2011 and the Scott Douglas Jacobs GST Non-Exempt Trust U/A/D 04-26-2011 and as trustee of the Ras W. Fincher II Trust U/A/D 09-13-2011, the Morgan M. Fincher Trust U/A/D 09-13-2011 and the Cody C. Fincher Trust U/A/D 09-13-2011.
(2)	Does not reflect an additional 206,252 shares of Common Stock that Mr. Turner may be deemed to beneficially own as the husband of the trustee of the Elizabeth Grace Turner 2011 Vested Trust and the William Jesse Turner 2011 Vested Trust.
(3)	Does not reflect an additional 51,084 shares of Common Stock that Mr. Polson may be deemed to beneficially own as trustee of the Jack E. Polson Family 2013 Grantor Retained Annuity Trust.

The Reporting Persons have been advised that Waud Capital Partners holds an aggregate of 7,393,624 shares, or 8.4%, of the Company’s Common Stock and Bain Capital holds an aggregate of 3,452,202 shares, or 3.9%, of the Company’s Common Stock.

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As a result of the satisfaction of certain voting requirements and expiration of the right of Waud Capital Partners to restrict the transfer of shares of Common Stock held by the Reporting Persons contained in the Stockholders Agreement, any group within the meaning of the Act that may have been deemed to have been formed among the Reporting Persons and other members of the Investment Group has terminated. Any further filings with respect to securities of the Company, if required, shall be filed by each Reporting Person separately or jointly with their respective affiliates.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons on August 21, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2016

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs

By:	/s/ Brent Turner
Name:	Brent Turner

By:	/s/ Ronald M. Fincher
Name:	Ronald M. Fincher

By:	/s/ Jack E. Polson
Name:	Jack E. Polson

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard

By:	/s/ Danny E. Carpenter
Name:	Danny E. Carpenter

By:	/s/ Robert W. Swinson
Name:	Robert W. Swinson

By:	/s/ Fred T. Dodd, Jr.
Name:	Fred T. Dodd, Jr.

By:	/s/ Randall P. Goldberg
Name:	Randall P. Goldberg

JEREMY BRENT JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Deborah H. Jacobs
Name:	Deborah H. Jacobs
Its:	Trustee

SCOTT DOUGLAS JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Deborah H. Jacobs
Name:	Deborah H. Jacobs
Its:	Trustee

ELIZABETH GRACE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

[Signature Page to Amendment No. 2 to Schedule 13D]

WILLIAM JESSE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

RAS W. FINCHER II TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

MORGAN M. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

CODY C. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

JACK E. POLSON FAMILY 2013 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Jack E. Polson
Name:	Jack E. Polson
Its:	Trustee

[Signature Page to Amendment No. 2 to Schedule 13D]